UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

CONTENTS

Placement Agency Agreement

On October 28, 2025, Prenetics Global Limited, a Cayman Islands exempted company with limited liability (the “Company”) closed its best efforts public offering (the “Offering”) of 2,722,642 Class A ordinary shares (the “Shares”), par value $0.0015 per share (each, an “Ordinary Share”), (ii) class A warrants to purchase up to 2,722,642 Ordinary Shares at an exercise price of $24.12 per Ordinary Share (the “Class A Warrants”), and (iv) class B warrants to purchase up to 2,722,642 Ordinary Shares at an exercise price of $32.16 per Ordinary Share (the “Class B Warrants,” and together with the Class A Warrants, the “Common Warrants”). Each Share is being offered and sold together with an accompanying Class A Warrant and Class B Warrant at a combined price of $16.08 per Ordinary Share and accompanying Class A Warrant and Class B Warrant.

The Common Warrants are immediately exercisable upon issuance and entitle the holder to acquire one Ordinary Share at the applicable exercise price set forth above, for a period of five years following the closing of the Offering.

The Company received gross proceeds of approximately $44 million from the Offering, before deducting fees and expenses. The Company intends to use the proceeds from the Offering for global expansion of IM8, development and implementation of the Company’s Bitcoin treasury strategy, working capital and general corporate purposes.

In connection with the Offering, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) dated October 27, 2025, with Dominari Securities LLC (the “Placement Agent”), pursuant to which the Placement Agents acted as sole placement agent for the Offering. As compensation to the Placement Agents, the Company paid the Placement Agents a cash success fee equal to eight percent (8%) (reduced to four percent (4%) for investors that were introduced by the Company) of the aggregate gross proceeds received by the Company from the Offering. In addition, the Company issued to the Placement Agent non-callable warrants to purchase 131,829 Ordinary Shares at an exercise price of $16.08 per share (the “Placement Agent Warrants”).

The Offering closed on October 28, 2025. The Offering was made pursuant to an effective registration statement on Form F-3, including the base prospectus contained therein (File No. 333-288824) (the “Registration Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2025, as amended on August 22, 2025 and September 8, 2025, and declared effective by the Commission on September 11, 2025, as supplemented by the preliminary prospectus supplement, filed with the Commission on October 27, 2025, and a final prospectus supplement, filed with the Commission on October 28, 2025.

The Placement Agency contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”) and termination provisions.

Warrant Agency Agreement

On October 28, 2025, the Company also entered into a warrant agency agreement (the “Warrant Agency Agreement”) with Continental Stock Transfer and Trust Company, who will act as warrant agent for the

Company in connection with the Common Warrants and Placement Agent Warrants issued in the Offering.

The foregoing descriptions of the material terms of the Warrant Agency Agreement, the Class A Warrants, the Class B Warrants, the Placement Agent Warrants, and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety by reference to the Warrant Agency Agreement, form of Class A Warrant, form of Class B Warrant, form of Placement Agent Warrant and the Placement Agency Agreement, which are filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 10.1, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

Mourant Ozannes (Hong Kong) LLP, securities counsel to the Company, delivered an opinion as to the validity of the Shares and Ordinary Shares underlying the Common Warrants and the Placement Agent Warrants, a copy of which is filed as Exhibit 5.1 to this Form 6-K and is incorporated herein by reference.

Press Releases

On October 28, 2025, the Company issued a press release announcing the closing of the Offering. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The information furnished in Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Forward-Looking Statements
This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41401) filed with the SEC on April 30, 2025, as amended on July 18, 2025, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit no.	Description
4.1	Warrant Agency Agreement dated October 28, 2025, by and between Prenetics Global Limited and Continental Stock Transfer and Trust Company.
4.2	Form of Class A Warrant
4.3	Form of Class B Warrant
4.4	Form of Placement Agent Warrant
5.1	Opinion of Mourant Ozannes (Hong Kong) LLP.
10.1	Placement Agency Agreement, dated October 27, 2025, by and between the Company and Dominari Securities LLC.
99.1	Press release, dated October 28, 2025.

This Report on Form 6-K, along with Exhibits 4.1, 4.2, 4.3, 4.4, 5.1 and 10.1, shall be deemed to be incorporated by reference into the Registration Statement and the registration statements on Form F-3 (File Nos. 333-274762 and 333-276538) and Form S-8 (File Nos. 333-287017, 333-279019, 333-271552 and 333-267956) of the Company (including any prospectuses and prospectus supplements forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: October 28, 2025